May 15, 2009

Via U.S. Mail and Facsimile to 703-813-6983

John P. Nolan
Senior Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.    20549

Re:	Liberty Bancorp, Inc.
Form 10-K for the fiscal year ended September 30, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 000-51992

Dear Mr.  Nolan:

Please find below our response to your letter of May 6, 2009, regarding Liberty Bancorp, Inc.’s Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the quarter ended December 31, 2008.

Form 10-K for the fiscal year ended September 30, 2008

Analysis of Nonperforming and Classified Assets, page 42

1.
We measure impairment of our loans and foreclosed real estate based on the collateral value of the property, financial condition of the borrower, secondary sources of repayment, cash flow of the property, general economic conditions and any other factors which may affect the collectibility of a loan.   Loans and foreclosed real estate are evaluated individually, except for small homogenous loans, such as consumer loans.  The allowance for loan losses is adjusted to the level considered appropriate and the carrying value of foreclosed real estate is based on management’s periodic review as of each balance sheet date.

Nonaccrual loans increased substantially to $8,219,000 at September 30, 2008 from $3,422,000 at September 30, 2007.   The allowance for loss on impaired loans was $437,000 and $370,000, respectively, as of September 30, 2008 and 2007.  The allowance for loss on impaired loans does not necessarily correlate precisely with the level of nonaccrual loans.  Included in nonaccrual loans at September 30, 2008 was a commercial real estate loan of $3,233,000.  Management’s evaluation of the probability of loss resulted in a relatively small allowance for loss on this loan at September 30, 2008.  The principal balance of the loan was collected in full in 2009.

John P. Nolan
May 15, 2009

Generally, the allowance for loan losses would be expected to change in proportion with the level of nonaccrual loans and total loans.  However, the relationship between the allowance for loan losses, nonaccrual loans and total loans may vary between financial statement dates due to differing fact patterns and management’s evaluation of probable losses on individual loans or loan types.  In addition, this relationship is also affected by the timing of actual charge-offs of individual loans.  Charge-offs for the years ended September 30, 2008 and 2007 amounted to $2,396,000 and $267,000, respectively.  The allowance for loan losses was adjusted to the level deemed appropriate based on management’s evaluation at each year end.  The actual charge-off of a loan reduces the ratios of the allowance for loan losses to the balance of impaired loans, nonperforming assets, classified assets, total loans, and total assets and such change is not necessarily significant.

Under U.S. GAAP, the allowance for loan loss at the date of foreclosure is netted against the carrying amount of the asset.  This further affects the ratio of allowance for loan losses to the related asset amounts, including foreclosed real estate.  In addition, under U.S. GAAP, once the fair value of foreclosed real estate is established, foreclosed real estate is accounted for separately from the allowance for loan losses.   The relationship between the allowance for loan losses to nonaccrual loans, total loans and total assets may vary between financial reporting dates due to the timing of charge-offs and whether a nonaccrual loan becomes foreclosed real estate.

Note 3 - Securities, page F-14

2.
All future filings will address our intent and ability to hold securities for the time necessary to collect the contractual principal and interest of debt securities and we will disclose the information required in SFAS 115, paragraphs 19 and 20, if we are experiencing significant unrealized losses on these securities.

Note 5 – Loans, page F-17

3.
We have sold interests in ten commercial real estate loans totaling $10.8 million as of September 30, 2008.    These loans are short and intermediate term loans (less than five years in length).   The loans are underwritten jointly with the participants.  Modifications and extensions are approved by all participants.   Most loans serviced for others do not require advance payments by borrowers for real estate taxes and insurance.  Revenues and expenses are shared on a pro-rata basis.   These factors significantly limit the amount of any potential servicing assets under the provisions of SFAS No. 156 paragraphs Nos. 2 through 4 as compared to a typical servicing asset associated with long-term residential loans which require advance payments for real estate taxes and insurance.  Servicing costs borne solely by Liberty Bancorp, Inc. related to the servicing of the loans are minimal under SFAS No. 156.  We will revise our disclosure in the future to clarify that loans serviced are commercial participation loans and that the servicing asset or liability is not material.

John P. Nolan
May 15, 2009

There are no servicing fees associated with these loans and we have not recognized a servicing asset or liability.

We sell substantially all fixed-rate single-family loans that comply with Fannie Mae and Freddie Mac guidelines with servicing released.  We do not have a servicing asset or liability associated with these loans.

Future filing will indicate the appropriate accounting treatment of these assets.

Footnote 12 – Employee Benefits, page F-24

4.	Future filings will discuss how we determined the annual rate of increase for the medical plan.

Form 10-Q for the three months ended December 31, 2008

Note 8 - Fair Value Measurements, page 12

5.	Future filings will include the reconciliation of the beginning and ending balances of all fair value measurements using level three inputs as required.

*           *           *

Liberty Bancorp, Inc. acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the flings referenced herein; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John P. Nolan
May 15, 2009

If you have any questions or further comments regarding this correspondence, please call Marc J. Weishaar at (816) 781-4822.

Sincerely,

LIBERTY BANCORP, INC.

/s/ Marc J. Weishaar

Marc J. Weishaar
Senior Vice President and Chief Financial Officer

cc:	Lindsay Bryan, U.S. Securities and Exchange Commission
Brent M. Giles, Liberty Bancorp, Inc.
Ralph Brant, Jr., Audit Committee Chairman
Joel E. Rappoport, Esq., Kilpatrick Stockton, LLP
Michael Trokey, Michael Trokey & Company, P.C.